Kayne Anderson Energy Development Company
1800 Avenue of the Stars
Los Angeles, California 90067
(310) 284-6438
September 18, 2006
VIA EDGAR
Secretary
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Christian Sandoe

Re:	Kayne Anderson Energy Development Company
Common Stock
Registration Statement on Form N-2
(File No. 333-134829)
Dear Mr. Sandoe:
     Pursuant to Rule 461 under the Securities Act of 1933, Kayne Anderson Energy Development Company (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement may become effective by 12:00 p.m. Washington, D.C. time on Wednesday, September 20, 2006, or as soon thereafter as practicable.
     The request of the representatives of the underwriters, Citigroup Global Markets Inc. and UBS Securities LLC, for acceleration of the effectiveness of the Registration Statement, dated September 18, 2006, will be filed with EDGAR by separate letter.
     The Company acknowledges the following: (1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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Very truly yours, Kayne Anderson Energy Development Company
By:	/s/ David J. Shladovsky
David J. Shladovsky
Secretary

cc:	Kevin S. McCarthy
David A. Hearth